UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒   Form 20-F            ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

AMENDMENTS TO SECURED CREDIT FACILITIES

On December 21, 2016, Birks Group Inc. (the “Company”) executed an amendment to its second amended and restated revolving credit and security agreement, as amended (the “Revolver Agreement”) and to its third amended and restated term loan and security agreement, as amended (the “Term Loan Agreement”).

Pursuant to the amendments, the Revolver Agreement lenders agreed to extend the term of the Revolver Agreement, which was set to expire in August 2017, to November 2021, and to reduce the interest rate charged on the facility by 75 basis points per annum.

Pursuant to the amendments to the Term Loan Agreement, the Term Loan Agreement lenders agreed to extend the term of the Term Loan Agreement, which was set to expire in August 2018, to May 2021 and to reduce the term loan amount from $33.0 million to $28.0 million. The $5.0 million reduction is borrowed under the Revolver Agreement at a much lower interest cost.

In addition, the amendments to the Revolver Agreement and Term Loan Agreement modified certain covenants resulting in an increase to the Company’s borrowing capacity by up to $5 million during certain periods of the year. One such covenant that was modified is the minimum adjusted EBITDA levels that are tested only in the event the excess availability minimum of $6.0 million (reduced from $8.0 million) is not met for five consecutive business days. In the event that excess availability falls below $6.0 million and the minimum adjusted EBITDA levels are not met, an event of default exists that could result in the outstanding balances borrowed under the Company’s senior secured credit facilities becoming due immediately.

On November 22, 2016, the Company executed an Amendment Letter with Investissement Québec (“IQ”) dated October 28, 2016, pursuant to which IQ agreed to amend the Loan Agreements with the Company dated August 30, 2013 and July 24, 2014, respectively, to delete the covenant requiring the Company to maintain a long-term debt to adjusted net equity ratio of 2.50.

The foregoing summary of the amendments to the Revolver Agreement and the Term Loan Agreement are qualified in their entirety by reference to the actual Ninth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of December 21, 2016, the Fourth Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of December 21, 2016, the Amendment Letter with IQ dated October 28, 2016, respectively, which are filed as Exhibits 99.1, 99.2 and 99.3, respectively, to this Form 6-K.

CONTENTS

The following documents of the Registrant are submitted herewith:

99.1	Ninth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated December 21, 2016

99.2	Fourth Amendment to Third Amended and Restated Term Loan and Security Agreement dated December 21, 2016

99.3	Amendment Letter between Investissement Québec and the Company dated October 28, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: January 24, 2017		Vice President, Legal Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Ninth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated December 21, 2016

Exhibit 99.2	Fourth Amendment to Third Amended and Restated Term Loan and Security Agreement dated December 21, 2016

Exhibit 99.3	Amendment Letter between Investissement Québec and the Company dated October 28, 2016